FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated June 22, 2005 regarding Hitachi’s establishment of Hitachi Plasma Patent Licensing Co., Ltd.

2.	Translation of the Report on the Matters Reported and Resolutions Adopted at the 136th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date July 7, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Establishes Hitachi Plasma Patent Licensing Co., Ltd.

TOKYO, Japan, June 22, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the establishment of a new operating company to manage Plasma Display Panel (PDP) patent portfolio owned by Hitachi, Ltd. Details of the new company are as follows:

About Hitachi Plasma Patent Licensing Co., Ltd.

President:	Akira Shibata (Corporate Chief Engineer Ubiquitous Platform Systems, Hitachi, Ltd.)
Headquarters:	Chiyoda-ku, Tokyo, Japan
Capital:	100 million yen (100% owned by Hitachi, Ltd.)
Businesses:	Management and exploitation of PDP patent portfolio
Date of establishment:	July 1st, 2005

Hitachi, Ltd. has formed a collaborative relationship with Matsushita Electric Industrial Co., Ltd. in the PDP business. Hitachi is considering allowing Matsushita Electric Industrial to acquire an equity interest of less than 20% in Hitachi Plasma Patent Licensing following its establishment. The purpose is to build an ongoing and stable licensing relationship between Hitachi and Matsushita Electric Industrial, as well as to manage the accomplishments of joint development activities based on this collaborative relationship.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

# # #

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

June 24, 2005

Report on the Matters Reported and Resolutions Adopted

at the 136th Ordinary General Meeting of Shareholders

Dear Shareholders:

We take pleasure in informing you that the following items were reported and resolved, respectively, at our 136th Ordinary General Meeting of Shareholders held today.

Reporting Matters

(1)	Report on the Business Report, the Statement of Opereations and the Appropriation of Retained Earnings for the 136th Business Term (from April 1, 2004 to March 31, 2005) and the Balance Sheet as of March 31, 2005

(2)	Report on the Consolidated Balance Sheet as of March 31, 2005, the Consolidated Statement of Operations for the 136th Business Term (from April 1, 2004 to March 31, 2005), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

The above Financial Statements, the Consolidated Financial Statements and the results of the audit on the Consolidated Financial Statements were reported.

The Company reported that it was decided to pay a dividend of 5.5 yen per share based on its policy on appropriation of retained earnings in light of the Company’s business results, financial conditions, income level, dividend payout ratio and other relevant factors.

Matters to Be Resolved

Item No. 1 Amendment to the Articles of Incorporation

It was approved as proposed and the Articles of Incorporation of the Company was amended as follows:

•	the “home health care service business” set forth under the Health Care Insurance Law was added to the corporate purpose as set forth in Article 2 in order to enter the business;

•	Article 5 was amended to introduce electronic public notices which the Company posts its public notices on its web site;

•	Article 21 was amended to set the provision of Director to convene and preside over meetings of the Board of Directors.

Item No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

These following persons were re-elected and assumed their offices forthwith.

Etsuhiko Shoyama

Yoshiki Yagi

Kotaro Muneoka

Takashi Miyoshi

Ginko Sato

Hiromichi Seya

Akira Chihaya

Toshiro Nishimura

Isao Uchigasaki

Takashi Kawamura

Yoshiro Kuwata

Hiroshi Kuwahara

Masayoshi Hanabusa

The following person was newly elected and assumed his office forthwith.

Ryuichi Seguchi

Item No. 3 Issuance of stock acquisition rights for the purpose of granting stock options

It was approved as proposed that the Company issues the stock acquisition rights, not exceeding the total of 1,500,000 shares to be issued, without any consideration for the purpose of granting stock options to the Directors, Executive Officers and employees of the Company.

Very truly yours,

Etsuhiko Shoyama
President and Chief Executive Officer

NOTICE

At the Company’s Board of Directors meeting held after the 136th Ordinary General Meeting of Shareholders, Board Director (Chair)was elected and the members of the Nominating Committee, the Audit Committee and the Compensation Committee were appointed as follows. As regards Executive Officers, the following persons, same as the members effective as of April 1, 2005, were appointed and assumed their offices forthwith.

Board of Directors

Board Director (Chair)	Yoshiki Yagi
Director	* Etsuhiko Shoyama
Director	Kotaro Muneoka
Director	* Takashi Miyoshi
Director	** Ginko Sato
Director	** Hiromichi Seya
Director	** Akira Chihaya
Director	** Toshiro Nishimura
Director	* Isao Uchigasaki
Director	Takashi Kawamura
Director	Yoshiro Kuwata
Director	Hiroshi Kuwahara
Director	Masayoshi Hanabusa
Director	Ryuichi Seguchi

The Directors marked with * concurrently hold the position of Executive Officers. The Directors marked with ** are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. Members of each committee are as follows.

Nominating Committee:	Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura, Masayoshi Hanabusa (Chair)
Audit Committee:	Yoshiki Yagi (Chair), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura
Compensation Committee:	Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura, Masayoshi Hanabusa (Chair)

Executive Officers

Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama
Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura
Representative Executive Officer Executive Vice President and Executive Officer	Masaharu Sumikawa
Representative Executive Officer Executive Vice President and Executive Officer	Kazuo Furukawa
Senior Vice President and Executive Officer	Hiroaki Nakanishi
Senior Vice President and Executive Officer	Takashi Hatchoji
Senior Vice President and Executive Officer	Takashi Miyoshi
Senior Vice President and Executive Officer	Takuya Tajima
Vice President and Executive Officer	Shigeharu Mano
Vice President and Executive Officer	Kazuhiro Mori
Vice President and Executive Officer	Kunihiko Ohnuma
Vice President and Executive Officer	Manabu Shinomoto
Vice President and Executive Officer	Kazuhiro Tachibana
Vice President and Executive Officer	Taiji Hasegawa
Vice President and Executive Officer	Junzo Kawakami
Vice President and Executive Officer	Minoru Tsukada
Vice President and Executive Officer	Masahiro Hayashi
Vice President and Executive Officer	Makoto Ebata
Vice President and Executive Officer	Iwao Hara
Vice President and Executive Officer	Shozo Saito
Executive Officer	Yasuo Sakuta
Executive Officer	Takao Suzuki
Executive Officer	Koichiro Nishikawa
Hitachi Group Executive Officer	Isao Uchigasaki

Note: The responsibilities of each Executive Officer are stated in the Business Report for the 136th business term.